THIRD HARMONIC BIO, INC.

1700 Montgomery Street, Suite 210

San Francisco, CA 94111

October 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tamika Sheppard

Re:	Third Harmonic Bio, Inc. Registration Statement on Form S-3 (File No. 333-274823) filed October 2, 2023.

Requested Date: October 6, 2023

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Third Harmonic Bio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Rob Freedman and Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, to Mr. Mitteness at (206) 389-4533.

* * *

Sincerely,

THIRD HARMONIC BIO, INC.

By:	/s/ Natalie Holles
Natalie Holles
Chief Executive Officer

Cc	Natalie Holles, Chief Executive Officer

Robert Ho, Chief Financial Officer

Third Harmonic Bio, Inc.

Effie Toshav, Esq.

Rob Freedman, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]